February 15, 2008

VIA EDGAR FILING AND FEDERAL EXPRESS

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZymoGenetics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 1, 2007

Form 10-Q for the Quarterly Period Ended September 30, 2007

Filed October 31, 2007

File No. 000-33489

Dear Mr. Rosenberg:

On behalf of ZymoGenetics, Inc. (the “Company”), I am transmitting the following additional Company responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Company’s Forms 10-K for the fiscal year ended December 31, 2006 and 10-Q for the quarterly period ended September 30, 2007 as set forth in your comment letter dated December 18, 2007 (the “Comment Letter”) to which we initially replied on January 18, 2008.

For your convenience, the Company has numbered the discussion points from our conversation with the Staff on February 11, 2008, repeated such points (in bold) and set forth the Company’s response to each discussion point immediately below the applicable discussion point. In addition, for the point requesting revised disclosure, the Company has provided such disclosure (the bold language highlighting particularly responsive disclosure) in the applicable response and proposes to provide such disclosure in the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “2007 10-K”), which the Company plans to file on or prior to February 29, 2008.

Mr. Jim B. Rosenberg

February 15, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Results of Operations, page 45

License fees and milestone payments, page 45 related to Eli Lilly and Company

1.	We have read your response to comment 1. Please confirm you will revise your disclosure in future filings to clarify that the Company does not have any continuing obligations under the agreement with Lilly.

We will revise our Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in our 2007 10-K as follows:

“Also, in 2005 we licensed certain Protein C patents to Eli Lilly and Company in exchange for a non refundable upfront fee. Under our arrangement with Eli Lilly and Company, we have no continuing performance obligations. As a result, we recognized the upfront license fee as revenue in 2005. There was no comparable amount earned in 2006.”

Form 10-Q for the quarterly period ended September 30, 2007

Note 5. Bayer Schering Pharma A.G. agreements, page 7

2.	We have read your response to comment 4 and your proposed disclosure. Please explain to us how you concluded that there is objective and reliable evidence of the fair value of the bulk drug product.

We outsource the manufacture of the bulk drug supply to an independent third party contract manufacturer, Abbott Laboratories. The price we pay Abbott is considered to be fair value for the manufacture of the bulk drug product. We are paid by Bayer our cost plus a markup to supply the bulk drug product. Since the price we receive from Bayer is based on the price we pay Abbott, we have concluded we have objective and reliable evidence of the fair value of the bulk drug product.”

As requested in the Comment Letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Mr. Jim B. Rosenberg

February 15, 2008

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions, please contact Michael A Jacobsen, V.P. and Chief Accounting Officer of ZymoGenetics, at 206-434-3490.

Very truly yours,

/s/ James A. Johnson
James A. Johnson
Executive Vice President and Chief Financial Officer

cc:	Bruce L.A. Carter, Ph.D.

Kurt Anker Nielsen

PricewaterhouseCoopers LLP

Perkins Coie LLP